1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

July 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	CION Ares Diversified Credit Fund

File Nos. 333-212323 and 811-23165
Post-Effective Amendment No. 15 (“Amendment”) to the Registration Statement on

Form N-2 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, transmitted herewith on behalf of the CION Ares Diversified Credit Fund (the “Fund”), a closed-end management investment company, for filing via EDGAR is Post-Effective Amendment No. 15 to the Registration Statement. This amendment is being filed for the purpose of making certain material changes to the Class U shares of the Fund.

In accordance with Release No. IC-13768 (Feb. 15, 1984), we hereby request a selective review of the Registration Statement limited to those disclosure items that have changed since Post-Effective Amendment No. 9 to the Fund’s Registration Statement on Form N-2, which was reviewed by SEC Staff, became effective on December 4, 2018. Since the Fund's Class U shares became effective, there have been no material changes in the Fund's investment strategy or other disclosures regarding its business and associated risks. As a result, the disclosures contained in the Registration Statement are substantially similar to the disclosures contained in the Registration Statement at the time the Fund's Class U shares became effective, with revisions principally reflecting the potential transaction or other fees certain financial firms may charge. We are providing under separate cover a courtesy copy of today’s filing marked to show the changes from the Registration Statement that became effective on December 4, 2018.

If you have any questions relating to this filing, please do not hesitate to contact me at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz